ORRSTOWN FINANCIAL SERVICES, INC.
77 East King Street, PO Box 250
Shippensburg, Pennsylvania 17257

November 14, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Stickel

Re:    Request for Acceleration of Effectiveness
    Orrstown Financial Services, Inc.
    Registration Statement on Form S-3 (File No. 333-268171)

Dear Mr. Stickel:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended, Orrstown Financial Services, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare the Registration Statement effective as of 4:00 p.m., Eastern Standard Time, on November 17, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Kenneth J. Rollins of Pillar+Aught at (717) 308-9633 and that such effectiveness also be confirmed in writing.

                        Very truly yours,

                        ORRSTOWN FINANCIAL SERVICES, INC.

                        By:    _/s/ Matthew Dyckman
                            Matthew Dyckman
Executive Vice President and
General Counsel